UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 14f-1

Information Statement
Pursuant to Section 14(f) of the
Securities Exchange Act of 1934
and Rule 14f-1 Promulgated Thereunder

CYBER MERCHANTS EXCHANGE, INC.
(Exact name of registrant as specified in charter)

California
(State or other Jurisdiction of Incorporation or Organization)

001-15643 (Commission File Number)		95-4597370 (IRS Employer Identification No.)
936A Beachland Boulevard, Suite 13 Vero Beach, FL 32963 (Address of Principal Executive Offices and zip code)

(772) 231-7544
(Registrant's telephone
number, including area code)

N/A
(Former name or former address, if changed since last report)

August 3, 2006

CYBER MERCHANTS EXCHANGE, INC.

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 PROMULGATED THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED FOR INFORMATIONAL PURPOSES ONLY. NO VOTE OR OTHER ACTION OF THE STOCKHOLDERS OF CYBER MERCHANTS EXCHANGE, INC. IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO CYBER MERCHANTS EXCHANGE, INC.

INTRODUCTION

This Information Statement is being furnished to stockholders of record as of July 28, 2006, of the outstanding shares of common stock, no par value (the “Common Stock”) of Cyber Merchants Exchange, Inc., a California corporation (“Cyber”), pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, in connection with the issuance of certain shares of Series A Convertible Preferred Stock pursuant to an Exchange Agreement dated July 7, 2006 (“Exchange Agreement”) with KI Equity Partners II, LLC, a Delaware limited liability company (“KI Equity”), Prime Fortune Enterprises Limited, an international business company incorporated in the British Virgin Islands ("Prime"), and each of the equity owners of Prime (the “Prime Shareholders”).

Under the terms of the Exchange Agreement, Cyber will, at closing of the exchange transaction (“Closing”), acquire all of the outstanding capital stock and ownership interests of Prime (the “Interests”) from the Prime Shareholders, and the Prime Shareholders will transfer and contribute all of their Interests to Cyber. In exchange, Cyber will issue to the Prime Shareholders 1,000,000 shares of Series A Convertible Preferred Stock, no par value per share, of Cyber ("Series A Preferred Shares"), which shall be convertible into approximately 116,721,360 shares of Cyber’s common stock (“Conversion Shares”).

Prime owns all of the capital stock of Infosmart Group, Limited, a company incorporated in the British Virgin Islands (“InfoSmart”). InfoSmart beneficially owns 100% of the issued and outstanding capital stock of both: (i) Info Smart Technology Limited, a company incorporated under the laws of Hong Kong (“IS Technology”); and (ii) Info Smart International Enterprises Limited, a company incorporated under the laws of Hong Kong (“IS International”). IS Technology owns all of the issued and outstanding capital stock of Infoscience Media Limited, a company incorporated under the laws of Hong Kong (“IS Media”). IS Media owns 99.42% of the issued and outstanding capital stock of Discobras Industria E Comercio de Electro Eletronica Limiteda, a company incorporated under the laws of Brazil (“Discobras”). Prime, Infosmart, IS International, IS Technology, IS Media and Discobras shall be referred to herein collectively as "InfoSmart Group." InfoSmart Group is engaged in the business of development, manufacturing, marketing and sales of recordable DVD media.

Following completion of the exchange transaction (the “Exchange”), Prime will become a wholly-owned subsidiary of Cyber.

The Exchange Agreement is included as Exhibit 2.1 to Cyber’s Current Report on Form 8-K dated July 7, 2006, and filed with the Securities and Exchange Commission (“SEC” or “Commission”) on July 12, 2006. The Exchange Agreement is the legal document that governs the Exchange and the other transactions contemplated by the Exchange Agreement. The discussion of the Exchange Agreement set forth herein is qualified in its entirety by reference to this Exhibit 2.1.

The Exchange Agreement provides that Cyber's directors and sole officer will resign their respective positions effective as of the Closing Date (as defined in the Exchange Agreement) and that the following persons will be appointed to Cyber’s board effective as of the Closing Date:

•	Kwok Chung, InfoSmart’s current Chief Executive Officer

•	Pauline Sze, InfoSmart’s current Chief Financial Officer

•	Andrew Chang, a director of InfoSmart

•	Godwin Wong, an independent director designated by KI Equity

Each of these newly-appointed directors of Cyber is described in more detail below.

This Information Statement is being furnished pursuant to Section 14(f) of the Exchange Act, and Rule 14f-1 promulgated thereunder. No action is required by the stockholders of Cyber in connection with this Information Statement. However, Section 14(f) of the Exchange Act of 1934 and Rule 14f-1 promulgated thereunder require the mailing to Cyber’s stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of Cyber’s directors occurs (otherwise than at a meeting of Cyber’s stockholders). Accordingly, the Closing of the transactions contemplated under the Exchange Agreement and the resulting change in a majority of Cyber’s directors will not occur until at least 10 days following the filing and mailing of this Information Statement. This Information Statement will be first mailed to Cyber’s stockholders of record on or about August 3, 2006.

PROPOSED CHANGE IN CONTROL TRANSACTION

On July 7, 2006, Cyber entered into the Exchange Agreement with KI Equity, Prime and the Prime Shareholders. Under the Exchange Agreement, Cyber will acquire all of the Interests from the Prime Shareholders, and the Prime Shareholders will transfer and contribute all of their Interests to Cyber. In exchange, Cyber will issue to the Prime Shareholders 1,000,000 Series A Preferred Shares, which shall be convertible into approximately 116,721,360 shares of Cyber’s common stock. Following the Closing of the Exchange, Prime will continue as a wholly-owned subsidiary of Cyber.

The consummation of the Exchange is contingent on a minimum of $7,000,000 (or such lesser amount as mutually agreed to by Prime and the placement agent) being subscribed for, and funded into escrow, by certain accredited and institutional investors (“Investors”) for the purchase of shares of Series B Convertible Preferred Stock (“Series B Preferred Shares”) of Cyber promptly after the closing of the Exchange under terms and conditions approved by Cyber’s board of directors immediately following the Exchange (“Financing”). The closing of the Financing will be contingent on the closing of the Exchange, and the Exchange will be contingent on the closing of the Financing.

No assurances can be given that the Financing or the Exchange will be completed. Further, in the event the Financing is completed, there can be no assurance that that the gross proceeds will be at least $7,000,000. For purposes of this Information Statement, it is assumed that the Financing will be completed with gross proceeds of $10,000,000, the maximum amount under the Financing.

The issuance of the Series A Preferred Shares to the Prime Shareholders and, upon conversion, the shares of Cyber’s common stock underlying the Series A Preferred Shares, is intended to be exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Regulation S promulgated thereunder. The issuance of the Series B Preferred Shares to Investors is intended to be exempt from registration under the Securities Act pursuant to Section 4(2) thereof and such other available exemptions. As such, the Series A Preferred Shares and the Series B Preferred Shares, and upon conversion thereof, Cyber’s common stock, may not be offered or sold in the United States unless they are registered under the Securities Act, or an exemption from the registration requirements of the Securities Act is available. No registration statement covering these securities has been or is expected to be filed with the SEC or with any state securities commission in respect of the Exchange or the Financing. However, as a condition to the Financing, it is expected that Cyber will agree to register for public re-sale the shares of Cyber’s common stock underlying the Series B Preferred Shares issued to the Investors in the Financing. In addition, Cyber has agreed to register for public re-sale after the Exchange: (i) 2,000,000 shares of Cyber’s common stock which are currently outstanding and have been granted piggyback registration rights, (ii) 7,104,160 shares of Cyber’s common stock currently held by KI Equity which do not have piggyback registration rights, (iii) the Gateway Shares (as defined below), (iv) approximately 6,484,519 shares of Cyber’s common stock underlying Series A Preferred Shares to be issued to Hamptons Investment Group Limited (“HIG”) immediately prior to the closing of the Exchange, and (v) 134,100 shares of Cyber’s common stock issued to Richardson & Patel LLP after Closing for legal services rendered to Prime in connection with the Exchange and Financing.

Cyber is presently authorized under its Articles of Incorporation to issue 40,000,000 shares of common stock, no par value per share, and 10,000,000 shares of preferred stock, no par value per share. Of the 10,000,000 shares of preferred stock authorized, 1,200,000 shares will be designated as Series A Convertible Preferred Stock pursuant to a Certificate of Determination (“Series A Certificate of Determination”), which is to be approved by Cyber’s board of directors, and filed with and accepted by, the Secretary of State of the State of California prior to the closing of the exchange transaction.

As of the date of this Information Statement, Cyber has 10,119,040 shares of its common stock issued and outstanding, and no shares of preferred stock issued and outstanding. However, subject to the completion of the Exchange, Cyber will issue 2,850,000 shares of Cyber’s common stock to Worldwide Gateway Co., Ltd. (“Gateway”) immediately prior to the Closing for Gateway’s services as a consultant to Cyber connection with the Exchange (“Gateway Shares”). Accordingly, for purposes of this Information Statement, all references to Cyber’s outstanding common stock and Cyber’s shareholders will include the Gateway Shares and Gateway, respectively.

Under the terms of the Exchange Agreement, all of the outstanding Interests of Prime will be exchanged for 1,000,000 Series A Preferred Shares of Cyber. Each Series A Preferred Share will be convertible into 116.721360 shares of Cyber’s common stock (the “Conversion Rate”). The Series A Preferred Shares will immediately and automatically be converted into shares of Cyber’s common stock (the “Mandatory Conversion”) upon the approval by a majority of Cyber’s stockholders (voting together on an as-converted-to-common-stock basis), following the exchange transaction, of an increase in the number of authorized shares of Cyber’s common stock from 40,000,000 shares to 300,000,000 shares and a change of Cyber’s corporate name (collectively, the “Corporate Actions”). As a condition to the Closing of the Exchange, KI Equity and the Prime Shareholders will enter into a voting agreement (“Voting Agreement”) to vote their Cyber shares in favor of the Corporate Actions.

The holders of Series A and Series B Preferred Shares will be entitled to vote together with the holders of the common stock, as a single class, upon all matters submitted to holders of common stock for a vote. Each Series A and Series B Preferred Share will carry a number of votes equal to the number of shares of common stock issuable upon conversion based on the then applicable conversion rate. As such, immediately following the exchange transaction, the Prime Shareholders together with the Investors (assuming gross proceeds from the Financing of $10,000,000) will own 92.3% of the total combined voting power of all classes of Cyber’s outstanding stock entitled to vote.

Accordingly, upon completion of the Exchange and the Financing (assuming gross proceeds from the Financing of $10,000,000), the Prime Shareholders (including HIG) will own 1,000,000 Series A Preferred Shares (equivalent to 116,721,360 shares of Cyber’s common stock on an as-converted basis), the Investors will receive Series B Preferred Shares convertible into approximately 38,314,177 shares of Cyber’s common stock, and the current Cyber stockholders (including Gateway) will own 12,969,040 shares of Cyber’s common stock. Upon the mandatory conversion of the Series A Preferred Shares, the Prime Shareholders together with the Investors (assuming the Investors elect to convert all of their Series B Preferred Shares) will own approximately 92.3% of the total outstanding shares of Cyber’s common stock, and the current Cyber stockholders will own approximately 7.7% of the total outstanding shares of Cyber’s common stock.

Effective as of the Closing of the Exchange, and subject to applicable regulatory requirements, including the preparation, filing and distribution to the Cyber stockholders of this Information Statement at least ten (10) days prior to Closing, Cyber’s current board of directors and its sole officer will resign such positions and Cyber’s board will appoint as directors:

•	Kwok Chung, InfoSmart’s current Chief Executive Officer

•	Pauline Sze, InfoSmart’s current Chief Financial Officer

•	Andrew Chang, a director of InfoSmart

•	Godwin Wong, an independent director designated by KI Equity

Additional information concerning Kwok Chung, Pauline Sze, Andrew Chang and Godwin Wong is set forth below.

Godwin Wong is an independent director designated by KI Equity to serve as a director for the one year period following Closing (“KI Equity Director”). Kwok Chung, Pauline Sze and Andrew Chang (collectively, the “Management Directors”) will have the right to appoint three persons as independent directors, however, these board positions are expected to be filled following the Closing. The Voting Agreement will require KI Equity and the Prime Shareholders to vote their Cyber shares for the above director designees.

Prime has also agreed that, within 90 days following the Closing, Cyber’s board of directors will satisfy the independence, audit and compensation committee and other corporate governance requirements under the Sarbanes-Oxley Act of 2002 (the "SOX Act"), the rules and regulations promulgated by the SEC, and the requirements of either NASDAQ or American Stock Exchange (“AMEX”) as selected by Cyber, whether or not Cyber’s common stock is listed or quoted, or qualifies for listing or quotation, on such national exchanges.

At or prior to the Closing, Cyber will also enter into a certain financial advisory agreement with Keating Securities, LLC (“Keating Securities”), a registered broker-dealer, under which Keating Securities will be compensated by Cyber for its advisory services rendered to Cyber in connection with the Exchange. The transaction advisory fee will be $450,000, with the payment thereof being subject to the Closing of the Exchange. This fee will be paid in full at the Closing of the Exchange.

Cyber’s completion of the transactions contemplated under the Exchange Agreement are subject to the satisfaction of certain contingencies including, without limitation, the delivery of U.S. GAAP audited annual, interim reviewed and pro forma financial information of InfoSmart Group (on a consolidated basis) acceptable to Cyber, compliance with regulatory requirements, the completion of the Financing, and the filing of certificates of determination for the Series A and Series B Preferred Shares with and acceptance by the Secretary of State of the State of California. Consummation of the exchange transaction is also conditioned upon, among other things: (i) execution by KI Equity and the Prime Stockholders of the Voting Agreement; (ii) continued quotation of Cyber’s common stock on the NASD Over-the-Counter Electronic Bulletin Board (“OTC BB”); (iii) receipt of all required licenses, permits, certificates and approvals by the government authorities; (iv) delivery of legal opinions from InfoSmart’s British Virgin Islands and Hong Kong legal counsels satisfactory to Cyber, and (v) execution of an aftermarket support agreement between Cyber and Keating Aftermarket Support, LLC (“KAMS”), with such terms and conditions as mutually acceptable to Prime, Cyber and KAMS.

The directors of Cyber and Prime have each approved the Exchange Agreement and the transactions contemplated under the Exchange Agreement.

The parties expect the closing of the transactions under the Exchange Agreement and the Financing to occur on or about August 31, 2006. However, there can be no assurances that the exchange transaction or the Financing will be completed.

The Exchange Agreement may be terminated as follows: (i) by mutual written consent, (ii) by either party if the exchange transaction is not consummated by August 31, 2006 , (iii) by either party if the exchange transaction is prohibited by issuance of an order, decree or ruling, and (iv) by either party if the other is in material breach of any representation, warranty, covenant or agreement.

On July 12, 2006, in its Current Report on Form 8-K dated July 7, 2006, Cyber reported the execution of the Exchange Agreement to acquire Prime.

Kevin R. Keating is the sole officer and a director of Cyber. Kevin R. Keating is the father of Timothy J. Keating, the principal member of Keating Investments, LLC. Keating Investments, LLC is the managing member of KI Equity, which is the majority stockholder of Cyber, Keating Securities, LLC, the registered broker-dealer affiliate of Keating Investments, LLC, and Keating Aftermarket Support, LLC (“KAMS”). Kevin R. Keating is not affiliated with and has no equity interest in Keating Investments, LLC, KI Equity, KAMS or Keating Securities, LLC and disclaims any beneficial interest in the shares of Cyber’s common stock owned by KI Equity. Similarly, Keating Investments, LLC, KI Equity, KAMS and Keating Securities, LLC disclaim any beneficial interest in the shares of Cyber’s common stock currently owned by Kevin R. Keating.

Margie L. Blackwell, Luca Toscani and Jeff L. Andrews are directors of Cyber. Margie L. Blackwell and Luca Toscani are each members of Keating Investments, LLC, and Jeff L. Andrews is a Vice President of Keating Investments, LLC.

VOTING SECURITIES

Cyber’s common stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of Cyber’s stockholders. Each share of common stock entitles the holder thereof to one vote. As of July 31, 2006, 10,119,040 shares of Cyber’s common stock were outstanding.

CYBER’S BUSINESS

Cyber is currently a public “shell” company with nominal assets whose sole business has been to identify, evaluate and investigate various companies with the intent that, if such investigation warrants, a reverse merger transaction be negotiated and completed pursuant to which Cyber would acquire a target company with an operating business with the intent of continuing the acquired company’s business as a publicly held entity.

INFOSMART GROUP’S BUSINESS

InfoSmart Group started in the recordable digital versatile disks (“DVDRs”) manufacturing business with the establishment of IS Technology. Founded in Hong Kong in August of 2002, IS Technology was the first company in Hong Kong to manufacture DVDRs. With the growth in DVDR demand, the initial shareholders of IS Technology took in other shareholders to form two other companies, IS International and IS Media, to produce DVDRs. These three companies form InfoSmart Group’s main operational business. InfoSmart Group currently manufactures 8x and 16x discs, and is preparing to launch production of new optical storage media, namely, writable high density DVDR discs. InfoSmart Group currently has customers in Western Europe and Australia. In an effort to enter the South American market, InfoSmart Group is establishing a sales and distribution network and a production facility in Brazil through its Discobras subsidiary.

The business of InfoSmart Group involves a number of risks and uncertainties that could cause the actual results of either company to differ materially from those estimated by management from time to time. Potential risks and uncertainties, include, but are not limited to, such factors as fluctuations in demand for InfoSmart’s products, InfoSmart Group’s cost of manufacturing and raw materials, conditions and trends in the retail market, additions or departures of key personnel, Info Smart Group’s ability to attract and maintain customers and strategic business relationships, InfoSmart Group’s ability to develop and/or license existing and new technologies for the manufacture of its products, the impact of competitive products and pricing, growth in target markets, the adequacy of InfoSmart Group’s liquidity and financial strength to support its growth, and other information that may be detailed from time to time in Cyber’s filings with the United States Securities and Exchange Commission should the exchange transaction contemplated by the Exchange Agreement be completed.

DIRECTORS AND OFFICERS

Effective as of August 25, 2005, Cyber entered into an Amended and Restated Securities Purchase Agreement (the “Amended SPA”) with KI Equity and Frank Yuan, the then Chairman of the Board and Chief Executive Officer of Cyber (“Yuan”). The closing of the transactions under the Amended SPA occurred on September 30, 2005, and, at the closing, Cyber issued 7,104,160 shares of its common stock to KI Equity in exchange for the payment of the $415,000 purchase price by KI Equity. The transactions under the Amended SPA were approved by Cyber’s Board of Directors and were approved by Cyber’s shareholders on May 16, 2005.

Effective as of the closing of the Amended SPA, Cyber’s existing officers and directors resigned, and Kevin R. Keating became the sole director, President, Treasurer and Secretary of Cyber. On October 5, 2005, Kevin R. Keating appointed Margie L. Blackwell, Luca Toscani and Jeff L. Andrews to Cyber’s board of directors to fill certain vacancies.

The following table sets forth the names, positions and ages of executive officers and directors of Cyber. All directors serve until the next annual meeting of stockholders or until their successors are elected and qualified. Officers are elected by the board of directors and their terms of office are, except to the extent governed by employment contract, at the discretion of the board of directors. There is no family relationship between any director, executive officer or person nominated or chosen by Cyber to become a director or executive officer.

Name	Age	Position	Term
Kevin R. Keating (1)	66	President, Treasurer, Secretary and Director	1 Year
Margie L. Blackwell (2)	50	Director	1 Year
Luca Toscani (2)	35	Director	1 Year
Jeff L. Andrews (2)	36	Director	1 Year

(1)	Became President, Secretary, Treasurer, and a director effective September 30, 2005.

(2)	Became a director effective October 5, 2005.

Kevin R. Keating, President, Secretary, Treasurer and a director of Cyber, is an investment executive and for the past twelve years has been the Branch Manager of the Vero Beach, Florida, office of Brookstreet Securities Corporation. Brookstreet is a full-service, national network of independent investment professionals. Mr. Keating services the investment needs of private clients with special emphasis on equities. For more than 40 years, he has been engaged in various aspects of the investment brokerage business. Mr. Keating began his Wall Street career with the First Boston Company in New York in 1965. From 1967 through 1974, he was employed by several institutional research boutiques where he functioned as Vice President Institutional Equity Sales. From 1974 until 1982, Mr. Keating was the President and Chief Executive Officer of Douglas Stewart, Inc., a New York Stock Exchange member firm. Since 1982, he has been associated with a variety of firms as a registered representative servicing the needs of individual investors. Mr. Keating is also the manager and sole member of Vero Management, LLC, which has a management agreement with Cyber.

Margie L. Blackwell, a director of Cyber, is a member of Keating Investments, LLC, and has been with Keating Securities, LLC, an NASD member firm, for six years. She is a Registered Principal having completed her Series 7, 24 and 63 examinations. From 1993 to 1999 she was a financial assistant to various non-public companies. Prior to that, she worked with the Chairman of the Board of Tele-Communications, Inc. ("TCI"), for eleven years. She first served in the capacity of Executive Assistant and was later promoted to Plan Manager of TCI's Employee Stock Purchase Plan. She was responsible for management of the Stock Plan, a 401(k) qualified plan that invested primarily in TCI stock. In addition, Ms. Blackwell served on the TCI Employee Stock Purchase Plan Committee as Plan Secretary.

Luca Toscani, a director of Cyber, is a member of Keating Investments, LLC, and has been with Keating Securities, LLC, an NASD member firm, for six years. He is a Registered Representative having successfully completed his Series 7 and 66 examinations. Mr. Toscani was formerly hedge fund manager with Medici Capital Management, London. He began his career as an arbitrage trader at Bear Stearns International Ltd. (London) after graduating in 1995 summa cum laude from the Venice University, Italy with a degree in Economics and Business. Mr. Toscani spent one year each of scholarship at Warwick University and University College, both in the United Kingdom.

Jeff L. Andrews, a director of Cyber, is a Senior Vice President of Keating Investments, LLC, and has been with Keating Securities, LLC, an NASD member firm, for three years. He is a Registered Representative, having completed his Series 7, 24, and 66 examinations. He was formerly a Financial Advisor with UBS Financial Services (PaineWebber), Denver. Mr. Andrews started his career in media, managing a Summit County, Colorado television affiliate of Resort Sports Network and the Copley Theatre at The New England in Boston. He is currently a board member of 9Kids Who Care at KUSA-TV and the University of Denver's Bridge Project, providing educational services for Denver's underprivileged youths. Mr. Andrews is a 1994 graduate of Tufts University with a B.A. in English and Political Science.

COMMITTEES OF BOARD OF DIRECTORS

Audit Committee and Audit Committee Financial Expert

Cyber is not a "listed company" under SEC rules and is therefore not required to have an audit committee comprised of independent directors. Cyber does not currently have an audit committee, however, for certain purposes of the rules and regulations of the SEC, Cyber's board of directors is deemed to be its audit committee. Cyber's board of directors has determined that its members do not include a person who is an "audit committee financial expert" within the meaning of the rules and regulations of the SEC. The board of directors has determined that each of its members is able to read and understand fundamental financial statements and has substantial business experience that results in that member's financial sophistication. Accordingly, the board of directors believes that each of its members have the sufficient knowledge and experience necessary to fulfill the duties and obligations that an audit committee would have.

No Code of Ethics

A code of ethics relates to written standards that are reasonably designed to deter wrongdoing and to promote:

•	Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	Full, fair, accurate, timely and understandable disclosure in reports and documents that are filed with, or submitted to, the SEC and in other public communications made by an issuer;

•	Compliance with applicable governmental laws, rules and regulations;

•	The prompt internal reporting of violations of the code to an appropriate person or persons identified in the code; and

•	Accountability for adherence to the code.

Cyber has not adopted a code of ethics that applies to the Chief Executive Officer and Chief Financial Officer because it has no meaningful operations. Cyber does not believe that a formal written code of ethics is necessary at this time.

Conflicts of Interest

Certain conflicts of interest existed at May 31, 2006 and may continue to exist between Cyber and its officers and directors due to the fact that each has other business interests to which they devote their primary attention. Each officer and director may continue to do so notwithstanding the fact that management time should be devoted to the business of Cyber.

Certain conflicts of interest may exist between Cyber and its management, and conflicts may develop in the future. Cyber has not established policies or procedures for the resolution of current or potential conflicts of interest between Cyber, its officers and directors or affiliated entities. There can be no assurance that management will resolve all conflicts of interest in favor of Cyber, and conflicts of interest may arise that can be resolved only through the exercise by management their best judgment as may be consistent with their fiduciary duties. Management will try to resolve conflicts to the best advantage of all concerned, but there may be times when an acquisition opportunity is given to another entity to the disadvantage of Cyber’s stockholders and for which there will be no recourse. As part of the Exchange, Cyber will engage Keating Securities, LLC, an affiliate of Keating Investments, LLC, the managing member of Cyber’s controlling stockholder, to act as a financial advisor in connection with the Exchange for which it will earn a $450,000 advisory fee upon the Closing. Margie L. Blackwell and Luca Toscani are each members of Keating Investments, LLC, and Jeff L. Andrews is a Vice President of Keating Investments, LLC.

Board Meetings and Committees

The Board of Directors held five special meetings of directors during the fiscal year ended May 31, 2006. In addition, the board of directors took a number of actions by written consent of all of the directors. Directors may be paid their expenses, if any, of attendance at such meeting of the Board of Directors, and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as Director. No such payment shall preclude any Director from serving Cyber in any other capacity and receiving compensation therefore except as otherwise provided under applicable law. Except as set forth below, no compensation has been paid to the Directors. The Board of Directors may designate from among its members an executive committee and one or more other committees. No such committees are currently appointed or in place.

Cyber is not a "listed company" under SEC rules and is therefore not required to have a compensation committee or a nominating committee. Cyber does not currently have a compensation committee. Kevin R. Keating is Cyber’s sole officer acting as President, Secretary and Treasurer. Cyber has no employees, and any compensation for directors and officers must be approved by the Board of Directors.

Cyber neither has a nominating committee for persons to be proposed as directors for election to the Board of Directors nor a formal method of communicating nominees from shareholders. Cyber does not have any restrictions on shareholder nominations under its certificate of incorporation or by-laws. The only restrictions are those applicable generally under California law and the federal proxy rules. Currently, the entire Board of Directors decides on nominees, on the recommendation of one or more members of the Board of Directors. None of the members of the Board of Directors are "independent." The Board of Directors will consider suggestions from individual shareholders, subject to evaluation of the person's merits. Stockholders may communicate nominee suggestions directly to any of the Board members, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent to being considered for nomination. Although there are no formal criteria for nominees, Cyber’s Board of Directors believes that persons should be actively engaged in business endeavors, have a financial background, and be familiar with acquisition strategies and money management.

Because the management and one of the directors of Cyber are the same person, the Board of Directors has determined not to adopt a formal methodology for communications from shareholders on the belief that any communication would be brought to the Board's attention by virtue of the co-extensive capacities served by Kevin R. Keating.

Cyber does not have a policy regarding the attendance of board members at the annual meeting of shareholders. At the last annual meeting of shareholders held May 16, 2005, one member of the board was in attendance.

CYBER EXECUTIVE COMPENSATION SUMMARY

The following Executive Compensation Chart highlights the compensation for Cyber’s executive officers. No other executive officers received salary and bonus in excess of $100,000 for the prior three fiscal years.

Long Term Compensation
		Annual Compensation			Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Award(s) ($)	Securities Underlying Options/ SARs (#)	LTIP Payouts ($)	All Other Compensation ($)
Frank Yuan (CEO)	2006 2005 2004	$0 $137,500 $150,000	$0 $0 $0	$0 $0 $0	N/A $42,943 (1) N/A	N/A N/A 185,000 (2)	N/A N/A N/A	N/A N/A N/A
Kevin R. Keating (President, Secretary and Treasurer)	2006 2005 2004	$0 $0 $0	$0 $0 $0	$0 $0 $0	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A $12,500

(1)	Value of stock bonus consisting of 38,862 shares of Cyber’s common stock.

(2)	Consists of grants of stock options under Cyber’s 2001 Stock Option Plan. All the stock options were cancelled during fiscal 2005.

(3)
On October 5, 2005, Cyber issued 250,000 shares of its common stock to Kevin R. Keating, the current sole officer and a director of Cyber, for services rendered to Cyber valued at $12,500, or $0.05 per share.

Cyber has compensated its directors with stock options for their service as directors. Prior stock options granted and vested under Cyber’s 1996, 1999 and 2001 Stock Option Plans were cancelled during fiscal 2005. The value of the stock bonus issued to the directors of Cyber effective May 31, 2005 approximated $7,000.

Except as set forth above, there was no other compensation paid to Frank Yuan, Kevin R. Keating or any other director of Cyber during the fiscal year ended May 31, 2006. There were no option grants to Frank Yuan, Kevin R. Keating or any other director of Cyber during the fiscal year ended May 31, 2006.

Pursuant to an action by Cyber’s board on August 24, 2005, Cyber cancelled all outstanding stock options granted under Cyber’s 1996, 1999 and 2001 Stock Option Plans (“Option Plans”) and further terminated each of Option Plans. Certain option holders agreed to the cancellation of their options, and Frank Yuan agreed to assume all obligations of Cyber with respect to options to purchase 36,025 shares of Cyber’s common stock held by certain employees and consultants who did not agree to cancel their options.

NEW DIRECTORS AND OFFICERS

The Exchange Agreement provides that, on the Closing Date, Cyber’s current board of directors and officers of Cyber will resign and shall appoint the following persons as executive officers and directors of Cyber.

Name	Age	Position
Kwok Chung (“Andy Kwok”)	39	Chief Executive Officer, President and Director
Sze Po Nei (“Pauline Sze”)	33	Chief Financial Officer, Treasurer, Secretary and Director
Chang Chung Yuen, Andrew (“Andrew Chang”)	36	Chairman of the Board of Directors
Godwin Wong	56	Director

Andy Kwok, Chief Executive Officer, President and Director, has over 12 years experience in the optical storage media industry. In 1993, he began his international sales career with a subsidiary of Sonopress AG, one of the world’s top three pre-recorded CD/DVD manufacturers, and gained significant experience of the dynamics of storage media markets around the world. In 1997, Mr. Kwok co-founded Mega Winner (HK), Ltd. (“Mega Winner”), a leading CD manufacturer, before spotting the DVDR market opportunity and co-founding InfoSmart in 2002. He served as Chairman of the Hong Kong Optical Disc Manufacturing and Technology Association from 2000 to 2002. He received his Bachelor of Mathematics degree from the Chinese University of Hong Kong.

Pauline Sze, Chief Financial Officer, Treasurer, Secretary, and Director, co-founded InfoSmart in 2002 and oversees its finance, human resources, accounting, purchasing and shipping departments. Before joining InfoSmart, she worked with Wing Shing Cassette Manufacturing Co. Ltd. between 1996 and 1998 and witnessed the evolution of media production from cassette to VCD to DVDR. She established her own company, Mega Century, with her spouse in 1998 to produce VCDs. Ms. Sze received her degree in Business Administration from the British Columbian Institute of Technology in Canada. Ms. Sze is the wife of Mr. Wong Hiu Ming (“Tony Wong”), who is a non-executive member of the Board of Directors of Prime, Infosmart, IS International, IS Technology, and IS Media.

Andrew Chang, Chairman of the Board of Directors, is a seasoned entrepreneur. In 1995, he founded Hang Tat International (HK) Ltd., a telecommunication devices manufacturing business, which today employs 1,400 workers and has revenues of $15 million. Hang Tat International (HK) Ltd. exports most of its output to the U.S. and its major customers include Family Dollar, Best Buy, Circuit City, Southern Telecom and jWIN Electronics. Mr. Chang holds a Master of Economics degree from the University of Macquaire, Australia and a Bachelor of Commerce degree majoring in accounting from the University of New South Wales, Australia. Mr. Chang is the cousin of Mr. Tony Wong, one of InfoSmart’s non-executive directors.

Godwin Wong, Director, has been on the faculty of the Haas School of Business at the University of California, Berkeley for twenty years. He was raised in Hong Kong and was educated in U.S.A. with Ph.D. from Harvard University, Master’s from U.C.L.A. and baccalaureate from the University of Wisconsin. Dr. Wong serves on the Board of Directors of the United Commercial Bank, other NASDAQ companies and certain technology ventures in the San Francisco area and overseas, and previously for other California financial institutions. He has been advisor/consultant, and specialist/strategist to various organizations, corporations, government agencies, business enterprises in the U.S., Canada, Europe and Asia. Dr. Wong has been appointed Chief Expert Advisor for the City Government of Beijing HaiDian, where the Silicon Valley of China, Zhong Guan Cun, is situated. He also serves as director of one of the top ten software companies in Shanghai. He has assisted companies in the negotiation of businesses transactions, technology transfer, mergers and acquisitions. Representing various investment groups, he has run his own San Francisco management companies in real estate, consulting, and investment management with over 35 employees. He speaks, reads and writes fluent Chinese in four dialects.

To the best of Cyber’s knowledge, none of the proposed officers or directors intended to be appointed following the Closing, including any of their affiliates, currently beneficially own any equity securities or rights to acquire any securities of Cyber, and no such persons have been involved in any transaction with Cyber or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC, other than with respect to the transactions that have been described herein. To the best of Cyber’s knowledge, none of the proposed officers and directors intended to be appointed following the Closing have been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor have they been a party to any judicial or administrative proceeding during the past five years, except for matters that were dismissed without sanction or settlement, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Mr. Andy Kwok is a 25% shareholder and director of Mega Winner (Hong Kong), Ltd. (“Mega Winner”), a corporation incorporated under the laws of the Hong Kong Special Administrative Region of the People’s Republic of China which is currently subject to a bankruptcy lawsuit filed against it by Media Lab Ltd., an Australian company in Hong Kong’s High court on February 11, 2004. The court has ruled for Mega Winner to be wind-up (Companies Winding-up No. 1360 of 2003). A Liquidator was appointed on March 1, 2004 to wind-up Mega Winner.

INFOSMART’S EXECUTIVE COMPENSATION SUMMARY

The following Executive Compensation Chart highlights the compensation for InfoSmart’s executive officers. No other executive officers received salary and/or bonus in excess of $100,000 for the prior three fiscal years ended December 31, 2003, 2004 and 2005.

Long Term Compensation
		Annual Compensation			Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Award(s) ($)	Securities Underlying Options/ SARs (#)	LTIP Payouts ($)	All Other Compensation ($)
Andy Kwok, CEO and Director	2005 2004 2003	$30,769 $30,769 $12,820	$0 $0 $0	$61,538 $46,153 $19,230	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Pauline Sze, CFO and Director	2005 2004 2003	$30,769 $30,769 $6,410	$0 $0 $0	$46,153 $46,153 $12,820	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A

(1)	Andy Kwok, InfoSmart’s current Chief Executive Officer, will be appointed as the Cyber’s CEO and President upon completion of the Exchange.
(2)	Pauline Sze, InfoSmart’s current Chief Financial Officer, will be appointed as the Cyber’s Chief Financial Officer, Secretary and Treasurer upon completion of the Exchange.

Employment Agreements

The following are summaries of InfoSmart’s employment agreements with its executive officers and/or directors:

InfoSmart entered into a Letter of Appointment agreement with Mr. Andy Kwok on June 1, 2006. Effective June 1, 2006, Mr. Kwok was appointed Chief Executive Officer and Director of InfoSmart and his base monthly salary is HK$60,000 per month or approximately US$7,772 per month. Such salary is subject to an annual review by the Board of Directors (“Board”) at a time determined by the Board. Under the terms of the agreement, Mr. Kwok is also entitled to receive reimbursements for all reasonable business, office personnel, company-related entertainment and travel expenses that he incurs or he pays for on behalf of the Company.

InfoSmart entered into a Letter of Appointment agreement with Mr. Andrew Chang on July 1, 2006. Effective July 1, 2006, Mr. Chang was appointed Chairman and Director of InfoSmart and his base monthly salary is HK$50,000 per month or approximately US$6,435 per month. Such salary is subject to an annual review by the Board of Directors (“Board”) at a time determined by the Board. Under the terms of the agreement, Mr. Chang is also entitled to receive reimbursements for all reasonable business, office personnel, company-related entertainment and travel expenses that he incurs or he pays for on behalf of the Company.

InfoSmart entered into a Letter of Appointment agreement with Ms. Pauline Sze on June 1, 2006. Effective June 1, 2006, Mr. Sze was appointed Chief Financial Officer and Director of InfoSmart and his base monthly salary is HK$50,000 per month or approximately US$6,435 per month. Such salary is subject to an annual review by the Board of Directors (“Board”) at a time determined by the Board. Under the terms of the agreement, Ms. Sze is also entitled to receive reimbursements for all reasonable business, office personnel, company-related entertainment and travel expenses that she incurs or she pays for on behalf of the Company.

InfoSmart entered into a Letter of Appointment agreement with Mr. Tony Wong on June 1, 2006. Effective June 1, 2006, Mr. Wong was appointed Director of InfoSmart and his base monthly salary is HK$60,000 per month or approximately US$7,772 per month. Mr. Wong’s salary is subject to an annual review by the Board of Directors (“Board”) at a time determined by the Board. Under the terms of the agreement, Mr. Wong is also entitled to receive reimbursements for all reasonable business, office personnel, company-related entertainment and travel expenses that he incurs or he pays for on behalf of the Company.

All of the above-described Letters of Appointment agreements state the officer and/or directors employment may be terminated immediately, without Company prior notice or payment in lieu of notice if at any time the officer and or director (1) becomes physically or mentally disabled whether totally or partially so that he is substantially unable to perform his duties for a period of or for 30 days in the aggregate in any period of six consecutive months, (2) is convicted of a criminal offense, except one which in the reasonable of the Board does not affect his position with the Company at the time of such conviction, (3) commits repeated or continued (after warning) any persistent or material breach of the employment agreement; (4) is guilty of willful neglect in discharging his duties or commits any grave misconduct which in the absolute opinion of the Board tends to bring himself or the Company into disrepute; or (5) commits an act of bankruptcy or compounded with his creditors generally or is guilty of conduct which would make his continued appointment prejudicial to the interests of the Company. Further, the agreements provide for employee insurance, mandatory provident fund benefits and, after completion of the three-month probation period, medical insurance. These agreements also contain restrictive covenants preventing competition with Infosmart during their employment and for a period of 12 months after termination, and also covenants preventing the use of confidential business information, except in connection with the performance of their duties for the Company, during or at any time after termination of their employment.

Cyber and InfoSmart Group further expect that it will enter into employment agreements with the above-mentioned executive officers and directors and upon completion of the Exchange.

Stock Option Grants

Prime, InfoSmart, IS International, IS Technology, IS Media and Discobras have no stock options issued or outstanding and do not maintain any stock option or equity incentive plans.

Director Compensation

No directors of Prime received any compensation for their service on the board.

SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding Cyber’s common stock beneficially owned on July 31, 2006, for (i) each shareholder Cyber knows to be the beneficial owner of 5% or more of its outstanding common stock, (ii) each of Cyber’s executive officers and directors, and (iii) all executive officers and directors as a group. In general, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within 60 days. To the best of Cyber’s knowledge, all persons named have sole voting and investment power with respect to such shares, except as otherwise noted. Except as set forth in this Information Statement, there are not any pending or anticipated arrangements that may cause a change in control of Cyber. At July 31, 2006, 10,119,040 shares of Cyber’s common stock were outstanding.

Name	Number of Shares Beneficially Owned	Percent of Shares
Kevin R. Keating 936A Beachland Boulevard, Suite 13 Vero Beach, Florida 32963	250,000 (1)	2.5%
KI Equity Partners II, LLC c/o Timothy J. Keating, Manager 5251 DTC Parkway, Suite 1090 Greenwood Village, Colorado 80111	8,604,160 (2)	85.0%
All Executive Officers and Directors as a group	250,000	2.5%

(1)
Kevin R. Keating is not affiliated with and has no equity interest in KI Equity Partners II, LLC (“KI Equity”) and disclaims any beneficial interest in the shares of Cyber’s common stock owned by KI Equity.

(2)
Timothy J. Keating is the manager of KI Equity andexercises sole voting and investment control over such shares. KI Equity is not owned by or affiliated with Kevin R. Keating and disclaims any beneficial interest in the shares of Cyber’s common stock owned by Kevin R. Keating.

The following table sets forth certain information regarding Cyber’s common stock beneficially owned on July 31, 2006, for (i) each stockholder known to be the beneficial owner of 5% or more of Cyber’s outstanding common stock, (ii) each executive officer and director, and (iii) all executive officers and directors as a group, on a pro forma basis to reflect the transactions contemplated by the Exchange Agreement, assuming the closing of the Exchange, the issuance of the Gateway Shares, the conversion of the Series A Preferred Shares received by the Prime Shareholders (including HIG) in the Exchange, and the conversion of the Series B Preferred Shares issued to Investors under the Financing based on gross proceeds of $10,000,000, were completed as of such date. The information contained in the following table is provided for disclosure purposes only as there can be no assurance that the transactions contemplated by the Exchange Agreement will be completed or that the actual ownership will be as set forth therein based on the assumptions used. At Closing, Cyber intends to file a Current Report on Form 8-K which will include an updated beneficial ownership table for Cyber to reflect the actual results of the completion of the transactions under the Exchange Agreement and the Equity Financing.

Assuming (i) the completion of the Exchange, (ii) gross proceeds from the Financing of $10,000,000, (iii) the issuance of the Gateway Shares, (iv) the conversion of the Series A Preferred Shares issued to the Prime Shareholders, and (v) the conversion of Series B Preferred Shares issued to Investors under the Financing, occurred as of July 31, 2006, Cyber expects to have 168,004,577 shares of common stock outstanding.

Name of Beneficial Owner and Address (1)	Number of Shares of Common Stock Beneficially Owned (2)	Percent of Shares of Common Stock Beneficially Owned (2)

Andy Kwok	23,370,211	13.91%
Pauline Sze	78,598,867 (3)	46.78%
Andrew Chang	0	0%
Godwin Wong	0	0%
Prime Corporate Developments Limited	78,598,867 (4)	46.78%
Lui Sau Wan	8,267,763 (6)	4.92%
Hamptons Investment Group Limited	6,484,519 (7)	3.86%
KI Equity Partners II, LLC c/o Timothy J. Keating, Manager 5251 DTC Parkway, Suite 1090 Greenwood Village, Colorado 80111	8,604,160 (5)	5.12%
All Executive Officers and Directors as a Group (4 persons)	102,219,078	60.69%

(1)	Unless otherwise indicated, the address of the beneficial owner will be c/o Infosmart Group Limited, is 5th Floor, QPL Industrial Building, 126-140 Texaco Road, Tsuen Wan, Hong Kong.

(2)
The amounts of beneficial ownership assume the following: (a) the completion of the Exchange; (b) the completion of the Financing with gross proceeds raised of $10,000,000 (“Maximum Offering”); (c) the conversion of 1,000,000 Series A Preferred Shares to be issued pursuant to the Exchange, in which each Series A Preferred Share is converted into 116.721360 shares of Cyber’s common stock; (d) the conversion of 1,428,571 Series B Preferred Shares to be issued pursuant to the Financing, in which each Series B Preferred Share is converted into 26.819924 shares of Cyber’s common stock; and (e) the issuance of 2,850,000 shares of Cyber’s common stock to Gateway as compensation for consulting services rendered to Cyber in connection with the Exchange. Percentage of common stock beneficially owned is based on a total of 168,004,577 shares of Cyber’s common stock outstanding as of the closing of the Exchange and the Financing. Figures may vary slightly due to rounding.

(3)
Includes 78,598,867 shares of Cyber’s common stock owned by Prime Corporate Developments Limited (“Prime Corporate”). Ms. Pauline Sze is the sole owner of Prime Corporate and exercises sole voting and investment control over such shares.

(4)	Ms. Pauline Sze is the sole owner of Prime Corporate and exercises sole voting and investment control over the shares owned by Prime Corporate.

(5)	Timothy J. Keating is the manager of KI Equity Partners II, LLC (“KI Equity”), and exercises sole voting and investment control over such shares.

(6)	Ms. Lui Sau Wan’s address is No. 188, Victoria Road, Hong Kong.

(7)
Shares were issued to Hamptons Investment Group for its services as a finder in connection with the Exchange transaction. Their address is Unit 3, 25/F, Global Gateway (Hong Kong), 98 Wang Lung Street, Tsuen Wan, Hong Kong.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Cyber

Cyber had a revolving $500,000 line of credit with Frank Yuan and his spouse, Vicky Yuan. The line of credit bears interest at 8% per annum and expires on February 2006. The line of credit has been terminated and Cyber’s obligations thereunder were assumed by ASAP Show, Inc.

Pursuant to certain Stock Option Assumption Agreement entered into between Cyber and Frank Yuan as of May 31, 2005 (“Option Assumption Agreement”), Frank Yuan, the former CEO of Cyber agreed to assume all obligations of Cyber with respect to options to purchase 36,025 shares of Cyber Common Stock held by certain employees and consultants. In connection with the Option Assumption Agreement, Yuan delivered a certificate representing 36,025 shares of Cyber Common Stock, which shares may be cancelled to the extent Yuan fails to deliver shares to such holders upon exercise.

A certain Amended and Restated Securities Purchase Agreement (“SPA”) by and among KI Equity, Cyber and Frank Yuan (“Yuan”) dated August 25, 2005, pursuant to Section 7.2 thereof Yuan has agreed to indemnify KI Equity and Cyber for certain claims and liabilities arising prior to the closing of the Amended SPA for a limited time.

A certain Transfer and Assumption Agreement dated May 31, 2005 (“Assumption Agreement”) by and among Cyber, Yuan and ASAP Show, Inc. (“ASAP”), a then wholly owned subsidiary of Cyber, under which Cyber transferred all of its Assets (as defined therein) to ASAP and ASAP assumed all of Cyber’s liabilities (“Assumed Liabilities”). Under Section 5 of the Assumption Agreement, ASAP and Yuan agreed to indemnify Cyber for any claims and liabilities relating to the Assumed Liabilities. Further, pursuant to Section 3 of the Assumption Agreement, an indemnity reserve for $50,000 (“Indemnity Escrow”) was established to satisfy any claims that may arise for indemnity under the Amended SPA or the Assumption Agreement. Cyber has retained the Indemnity Escrow beyond the six month period after the closing of the Amended SPA pending the resolution of the Preference Action discussed below.

On March 7, 2006, a complaint was filed against Cyber in a Chapter 7 bankruptcy proceeding in U.S. Bankruptcy Court in the District of Delaware in the matter captioned In Re: Factory 2-U Stores, Inc. (“Preference Action”). The complaint seeks to recover from Cyber $91,572 in alleged preferential transfers made to Cyber by the debtor during the ninety-day period prior to the filing of the debtor’s bankruptcy petition. Cyber intends to defend against such preference claim by asserting that such transfers were made in the ordinary course of business and such other available defenses. Cyber filed its answer to the compliant on or about April 20, 2006. To the extent Cyber incurs any losses, costs or damages with respect to the preference claim, including attorneys’ fees and related costs, Cyber believes it may recover such losses, costs and damages from Frank Yuan and ASAP pursuant to the indemnification provisions under the Assumption Agreement and/or Amended SPA. Cyber has informed Frank Yuan and ASAP that it intends to seek indemnification from them with respect to the preference claim. Further, the Company has informed Frank Yuan and ASAP that the $50,000 reserve originally due to be paid March 30, 2006 under the terms of the Assumption Agreement will be retained by Cyber until this preference claim is resolved to satisfy any potential indemnity claims.

Effective October 5, 2005, Cyber entered into a contract with Vero Management, L.L.C. (“Vero”) for managerial and administrative services, which contract was amended effective November 1, 2005. Vero has not been engaged to provide, and Vero does not render, legal, accounting, auditing, investment banking or capital formation services. Kevin R. Keating, a director of Cyber, is the manager of Vero. The term of the contract is for one year, but the contract may be terminated at any time. In consideration of the services provided, Vero is paid $2,500 for each month in which services are rendered.

Kevin R. Keating is the sole officer and a director of Cyber. Kevin R. Keating is the father of Timothy J. Keating, the principal member of Keating Investments, LLC. Keating Investments, LLC is the managing member of KI Equity, which is the majority stockholder of Cyber, Keating Securities, LLC, the registered broker-dealer affiliate of Keating Investments, LLC, and KAMS. Kevin R. Keating is not affiliated with and has no equity interest in Keating Investments, LLC, KI Equity, KAMS or Keating Securities, LLC and disclaims any beneficial interest in the shares of Cyber’s common stock owned by KI Equity. Similarly, Keating Investments, LLC, KI Equity, KAMS and Keating Securities, LLC disclaim any beneficial interest in the shares of Cyber’s common stock currently owned by Kevin R. Keating.

Margie L. Blackwell, Luca Toscani and Jeff L. Andrews are directors of Cyber. Margie L. Blackwell and Luca Toscani are each members of Keating Investments, LLC, and Jeff L. Andrews is a Vice President of Keating Investments, LLC.

At or prior to the Closing, pursuant to the terms of the Exchange Agreement, Cyber will enter into a certain financial advisory agreement with Keating Securities, LLC (“Keating Securities”), a registered broker-dealer, under which Keating Securities will be compensated by Cyber for its advisory services rendered to Cyber in connection with the Exchange. The transaction advisory fee will be $450,000. This fee shall be paid upon the Closing of the Exchange.

At or prior to the Closing, pursuant to the terms of the Exchange Agreement, Cyber will enter into an aftermarket support agreement between Cyber and Keating Aftermarket Support, LLC (“KAMS”), with such terms and conditions as mutually acceptable to Prime, Cyber and KAMS.

Other than the above transactions or otherwise set forth in this Information Statement or in any reports filed by Cyber with the SEC, Cyber has not entered into any material transactions with any director, executive officer, and nominee for director, beneficial owner of five percent or more of its common stock, or family members of such persons. Cyber is not a subsidiary of any company.

InfoSmart Group

Advances from Related Parties

Advances from certain related parties to InfoSmart’s working capital are as follows:

	As of December 31,
	2005	2004

Tech Power Resources Company, which is controlled by minority interest, Ms. Li Woon Che (before the Reorganization) of ISTL	$-	$96,448
Mega Century	-	$490,549
Prime Corporate	2,217,054	1,035,209
Rise Tech	-	154,317
Andy Kwok	-	384,961
Tony Wong	-	1,189,370

	$2,217,054	$3,350,854

The above advances are interest-free, unsecured and the related parties agreed on January 1, 2006 not to demand repayment for the next twelve months.  As of December 31, 2005, the amounts originally due to Tony Wong, Eternal Scene and Pauline Sze, which amounted to $3,870, $129,000 and $1,707,348, respectively, were assigned to Prime Corporate pursuant to consent letters dated the same date.

Related Party Material Transactions

InfoSmart’s material transactions with related parties during the years ended December 31, 2005 and 2004 included:

	Year ended December 31,
	2005	2004

Sales of raw materials to Mega Century at costs actual incurred	$29,197	$499,217
Purchases of finished goods from Mega Century at market prices	24,667	1,292,156
Sales of finished goods to Mega Century at market Prices	-	26,040
Factory rentals received from Mega Century at market rentals	2,572	17,873
Machinery rentals received from Mega Century at market rentals	-	481,500
Quarters rentals paid to Eternal Scene at market rentals	-	$62,274

Mega Century Limited, a Hong Kong company (“Mega Century”), is a company formerly controlled by Ms. Pauline Sze. However, only the transactions with Mega Century up to February 7, 2005 are regarded as related party transactions as the management considers that Mega Century was no longer a related party following the transfer of entire interest in Mega Century by Ms. Sze and her family members.

Reorganization Related Transactions

On October 20, 2005, InfoSmart and its subsidiaries (including IS Technology, IS International and IS Media (“IML”)) reorganized their corporate structure (the “Reorganization”).

Immediately before the Reorganization, the 20,000 fully-paid issued and outstanding shares of IS Technology were held as follows: (a) 14,255 shares held by Eternal Scene International Limited (“Eternal Scene”) (an entity controlled by InfoSmart CFO and Director Sze Po Nei (“Pauline Sze”)); (b) 4,245 shares held by InfoSmart CEO and Director Mr. Kwok Chung (“Andy Kwok”) and (c) 1,500 shares held in trust by Ms. Li Woon Che (“Ms. Li”) for the benefit of Ms. Lui Sau Wan (“Ms. Lui”), representing approximately 71.3%, 21.2% and 7.5% of the entire issued common stock of ISTL, respectively. On October 19, 2005, IS Technology increased its authorized share capital to 5,000,000 shares.

In connection with the Reorganization, on October 20, 2005, Prime Corporate Developments Limited (“Prime Corporate”), a company solely owned and controlled by Pauline Sze, converted $617,287 (equivalent to HK$4,800,000) in outstanding loans to IS Technology into 4,800,000 shares of IS Technology’s voting common stock, par value $0.13 (equivalent to HK$1) per share. Prime Corporate then directed IS Technology to issue 4,799,999 IS Technology shares to Infosmart and one (1) IS Technology share to be held in trust by Mr. Wong Hiu Ming (“Tony Wong”) for the benefit of Prime Corporate, the husband of Pauline Sze, instead of issuing such shares to Prime Corporate.

Further, following the conversion, InfoSmart also acquired the remaining 20,000 outstanding and issued shares of IS Technology stock as follows:

1.	Infosmart acquired the 14,255 IS Technology shares previously held by Eternal Scene in exchange for a cash payment of HK$14,255 or approximately US$1,827.

2.
Mr. Kwok agreed to transfer his 4,245 IS Technology shares to InfoSmart in exchange for an issuance to him by InfoSmart of 43 shares of InfoSmart stock. After transferring his 4,245 IS Technology shares to InfoSmart, Mr. Kwok then assigned his right to receive the 43 InfoSmart shares to Prime Fortune Enterprises Limited (“Prime Fortune”). All of the 1,000 fully-paid issued and outstanding shares of Prime Fortune’s stock are held as follows: 713 shares by Prime Corporate, 212 shares by Mr. Kwok, and 75 shares by Ms. Lui.

3.
Ms. Li, who held the 1,500 IS Technology shares in trust for the benefit of Ms. Lui, agreed to transfer 1,500 IS Technology shares in exchange for an issuance to her by InfoSmart of 15 shares of InfoSmart stock. After transferring the 1,500 IS Technology shares to InfoSmart, Ms. Li then waived her right to receive the 15 InfoSmart shares.

Immediately before the Reorganization, the 200 fully-paid issued shares of IS International were held as follows: (a) 161 shares by Prime Corporate Developments Limited (“Prime Corporate”), an entity controlled by Infosmart CFO and Director Pauline Sze, Prime Corporate’s sole shareholder; (b) 24 shares by Rise Tech Holdings Limited (“Rise Tech”); and (c) 15 shares held in trust by Ms. Li for the benefit of Ms. Lui, representing 80.5%, 12.0% and 7.5% of the entire issued common stock of IS International. InfoSmart acquired all 200 issued and outstanding shares of IS Technology stock as follows:

1.
Prime Corporate agreed to transfer its 161 IS International shares to Infosmart in exchange for an issuance to Prime Corporate by InfoSmart of 161 shares of InfoSmart stock to Prime Corporate (including an issuance of one (1) share to Tony Wong, to hold in trust for the benefit of Prime Corporate). After transferring its 161 IS Technology shares to InfoSmart, Prime Corporate then assigned its right to receive the 161 InfoSmart shares to Prime Fortune.

2.
Rise Tech agreed to transfer its 24 IS International shares to Infosmart in exchange for an issuance to Rise Tech by InfoSmart of 24 shares of InfoSmart stock. After transferring its 24 IS Technology shares to InfoSmart, Rise Tech then waived its right to receive the 24 InfoSmart shares.

3.
Ms. Li, who held the 15 IS International shares in trust for the benefit of Ms. Lui, agreed to transfer 15 IS International shares in exchange for an issuance to Ms. Li by InfoSmart of 15 shares of InfoSmart stock. After transferring the 15 IS Technology shares to InfoSmart, Ms. Li then assigned her right to receive the 15 InfoSmart shares to Prime Fortune.

Thus, after the Reorganization, InfoSmart beneficially owns all 4,820,000 shares of issued and outstanding shares IS Technology stock, and all 200 shares of issued and outstanding shares IS Technology stock. IS Technology owns all of the issued and outstanding shares of IS Media’s stock.

Further, as described above, the following persons assigned the rights to receive a total of 219 InfoSmart shares to Prime Fortune, as follows: (1) Mr. Kwok, 43 shares; (2) Ms. Li, 15 shares; and (3) Prime Corporate, 161 shares. Rather than being issued the 219 Infosmart shares, Prime Fortune agreed to waive its rights to all 219 InfoSmart shares in exchange for the issuance of one (1) share of InfoSmart stock, which is the only issued and outstanding share of Infosmart stock. Thus, Prime Fortune holds 100% of the voting power in InfoSmart.

Other Related Transactions

For the period December 31, 2005 through the execution date of the Exchange Agreement, Prime Corporate Developments Limited, a Company shareholder and a related entity solely owned by Infosmart’s CFO and Director Ms. Pauline Sze, has loaned approximately $384,615 to InfoSmart in connection with the construction of the Discobras manufacturing facility in Brazil.

Pursuant to the Exchange Agreement, immediately prior to the Closing of the Exchange, Prime will issue 58.82352 shares of the its capital stock to Hamptons Investment Group, Ltd. (“HIG”) (which will convert into approximately 6,484,519 of Cyber’s common stock upon mandatory conversion of the Series A Preferred Shares, as described above) for services provided as a finder in connection with the Exchange.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires Cyber’s directors and executive officers, and persons who beneficially own more than 10% of a registered class of Cyber’ equity securities, to file reports of beneficial ownership and changes in beneficial ownership of Cyber’s securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities). Directors, executive officers and beneficial owners of more than 10% of Cyber’s common stock are required by SEC regulations to furnish Cyber with copies of all Section 16(a) forms that they file. Except as otherwise set forth herein, based solely on review of the copies of such forms furnished to Cyber, or written representations that no reports were required, Cyber believes that for the fiscal year ended May 31, 2006 beneficial owners complied with the Section 16(a) filing requirements applicable to them in that each officer, director and beneficial owner of 10% or more of Cyber’s securities filed a Form 3 with the SEC and has had no change of ownership since such filing.

SIGNATURE

In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CYBER MERCHANTS EXCHANGE, INC.
(Registrant)

By:	/s/ Kevin R. Keating
Name: Kevin R. Keating
Title: President

Dated: August 3, 2006